June 18, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 6010
Attn: Jeffrey P. Riedler, Keira Ino, Lisa Vanjoske and Sonia Barros

RE:	Select Medical Holdings Corporation
Amendment No. 4 to the Registration Statement on Form S-1
File No. 333-152514
Ladies and Gentlemen:
     Select Medical Holdings Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to its registration statement on Form S-1 (Registration No. 333-152514) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated December 3, 2008 from Mr. Jeffrey P. Riedler to Michael E. Tarvin. For your convenience, the Staff’s comments are included in this letter and are followed by the Company’s applicable response. In order to aid the Staff’s review, we also include a marked copy of Amendment No. 4 showing changes made from Amendment No. 3 to the Registration Statement filed by the Company on November 25, 2008 (“Amendment No. 3”). All page numbers in our responses refer to the marked copy of Amendment No. 4.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007, page 62
1.	Please provide a more robust discussion of the reasons for the increase in your operating expenses. For example, explain what led to the increase in your labor expenses. In our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003), we explained that “MD&A should not merely be a restatement of financial statement information in a narrative form...A thorough analysis often will involve discussing both the intermediate effects of those matter and the reasons underlying those intermediate effects.”

Securities and Exchange Commission
June 18, 2009

     Response:
     Due to the passage of time, the disclosure in the Company’s MD&A relating to the Company’s operating expenses for the nine-month period ended September 30, 2008 is not included in Amendment No. 4. In response to the Staff’s comment, the Company has considered the Staff’s concerns when preparing the discussion of changes in the Company’s operating expenses for both the year ended December 31, 2008 as compared to the year ended December 31, 2007 and the three-month period ended March 31, 2009 as compared to the three-month period ended March 31, 2008 by providing more robust discussion of the changes that occurred in the components of the Company’s operating expenses along with explanations for these changes.
Liquidity and Capital Resources, page 70
2.	We note that some of the original lenders to your senior secured credit facility have recently entered into agreements to be acquired by other banks. Please expand your disclosure to discuss the effect of these potential acquisitions on your credit facility.
     Response:
     The Company notes the Staff’s comment and respectfully submits that, due to the passage of time, the changes to the proposed transaction structure and the completion of the acquisitions that are the subject of the Staff’s comment, it is not necessary to expand the disclosure in the Prospectus to discuss the effect of these acquisitions on the Company’s existing senior secured credit facility. The acquisition of Wachovia Corporation by Wells Fargo & Company was completed on December 31, 2008. The acquisition of Merrill Lynch Capital Corporation by Bank of America Corporation was completed on January 1, 2009. At all times prior to and after the completion of these acquisitions, Wachovia Corporation and Merrill Lynch Capital Corporation continued to be lenders under the Company’s existing senior secured credit facility. In addition, at no time since the announcement of these acquisitions has there been any adverse change in the terms of the Company’s existing senior secured credit facility or its ability to draw funds thereunder, due to the financial strength of these lenders or otherwise.
     Also, as disclosed in Amendment No. 4, the proposed offering is now contingent upon the Company entering into a new senior secured credit facility on terms that are acceptable to the Company. Wachovia Corporation and Merrill Lynch Capital Corporation may or may not be lenders under this facility. Accordingly, the Company believes that the inclusion of disclosure in the Liquidity and Capital Resources section of the MD&A addressing the possible effects that these acquisitions may have had on the Company’s existing senior secured credit facility would not provide meaningful disclosure to investors.
     If you have any questions, please feel free to contact Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2210. Thank you for your cooperation and attention to this matter.

Securities and Exchange Commission
June 18, 2009

Sincerely,

/s/ Bryan T. Bennett Bryan T. Bennett

cc:	Richard D. Truesdell, Jr., Esq. Michael E. Tarvin, Esq. Carmen J. Romano, Esq. Stephen M. Leitzell, Esq.